UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-18672

CUSIP Number: 98976E301

(Check One):     [ X ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K    [  ] Form 10-Q  [  ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________________________

PART I
REGISTRANT INFORMATION
Zoom Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

No.8 Workers Stadium North Road, Sanlitun SOHO, Building A, 11th Floor
Address of Principal Executive Office (Street and Number)

Chaoyang District, Beijing, China 100027
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Zoom Technologies, Inc. (the "Company") is unable, without unreasonable effort and expense, to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 ("Form 10-K") because the Company needed additional time to collect certain information from third parties and complete certain reviews and analyses with respect to the financial statements and related disclosures to be included in its Form 10-K. The Company expects to file its Form 10-K for the year ended December 31, 2013 within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Patrick Wong (Chief Financial Officer)	(212)	370-1300
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [   ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the disposition of substantially all the equity interests that the Company held in its China-based subsidiaries (except for SpreadZoom Technologies Co., Ltd.), 80% of the outstanding equity interest of Tianjin Tongguang Group Digital Communication Company, Ltd., and 51% of the outstanding equity interest of Portables Unlimited, LLC, as disclosed on the Company's Current Report on Form 8-K filed on January 7, 2013, and Form 10-Q/A filed on November 25, 2013, significant amounts of revenues and expenses from the disposed operations will not be included in revenue and expense line items in the financial statements for the fiscal year ended December 31, 2013 but the net result of which will be separately listed under "discontinued operations". Together with write-down of certain assets in relations to the disposals, the Company expects to report a net loss for the fiscal year ended December 31, 2013. As of the date of this notification, the Company is reviewing its financial statements and is unable to calculate a reasonable estimate without unreasonable effort and expense.

           Zoom Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2014	By	/s/ Patrick Wong
			Name:	Patrick Wong
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).